Exhibit 99.1

Given Imaging
First Quarter 2012
Financial Results Conference Call
May 9, 2012
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging first quarter 2012 financial results conference call.  As a reminder, today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to David Carey of Lazar Partners. Please go ahead.

David Carey: Good morning, and thank you for joining us.  With us today from Given Imaging are Homi Shamir, President and CEO, and Yuval Yanai, Chief Financial Officer. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events or the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and that actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission, including the company’s annual report on form 20-F, filed March 7, 2012. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures, including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s first quarter earnings release, which is posted on the Given Imaging site.

I’ll now turn the call over to Homi Shamir, president and CEO of Given Imaging.

Homi Shamir: Thank you David.

Good morning everyone and thanks for joining us today.

In the first quarter of 2012, we increased revenue by 5 percent over last year to $41.8 million.  I am pleased to note that this revenue growth was largely driven by a strong 11 percent increase in revenue from the Americas region.  Much of this progress reflects a solid increase in sales of our line of functional GI diagnostics products comprised of our Bravo and Sierra products, which increased by 36 percent to $10 million from $7.3 million in the same period last year.   In addition, PillCam SB sales in the region increased by one percent compared to last year.  Although this represents modest growth, we are encouraged by the fact that this is the second sequential quarter of PillCam sales growth and we are optimistic that sales will continue to expand as we accelerate adoption of PillCam SB in the detection and management of Crohn’s disease.

In the EMEA region, we’ve recently seen a slowdown of consumption by certain distributors in the southern European countries of Greece, Spain, Portugal and Italy, due to the ongoing economic weakness and instability. This unfavorable development affected first quarter PillCam sales.   Given the relatively weak economic environment in this part of Europe, we expect sales to fluctuate from quarter to quarter. In our direct markets, Germany and France sales of PillCam SB continued to grow compared to the same quarter last year.

In Japan, our partners Suzuken and Fuji Film have done a great job placing systems and today we have an installed base of approximately 500 PillCam systems and we estimate our market share to be over 80 percent.  To capture the significant opportunity we believe exists for our products, we are modifying our selling model in Japan with Suzuken from one that is primarily distributor-focused to a hybrid model in which Given Imaging will be taking a greater role in sales and marketing.  As a result of this transition, sales in the Asia/Pacific region were lower this quarter compared to the same period last year.  However, we expect sales in Japan to be back on track in the second quarter.

We now have 13 Given Imaging sales reps in Japan calling on customers and we believe that we are well-positioned to take advantage of the recent clearance of the PillCam Patency capsule for use with PillCam SB.  This is important as it will enable us and doctors to expand use of PillCam SB for patients with known or suspected small bowel disease.

Patency capsule clearance is also a significant competitive advantage for Given Imaging because when reimbursement is available, the patency capsule will have to be used with our PillCam SB capsules for diagnosing Crohn’s disease and Given Imaging will be the only company offering these products.  We expect that once reimbursement for the expanded indication is in place, we’ll see a gradual ramp up in PillCam SB sales in patients with Crohn’s disease just as we have seen in the U.S.

Looking at our bottom line, EPS on both a GAAP and a non-GAAP basis in the first quarter was lower than last year, but its in line with our expectations, and was due mainly to costs related to the PillCam COLON clinical trials.  Yuval will provide additional details regarding EPS shortly.

In our PillCam COLON pivotal trials, we continue to advance clinical studies in both the U.S. and Japan.  At this time, the enrollment and capsule ingestion phase of both of these trials is completed. The colonoscopy portion of the U.S.A. trial is ongoing.  We are on track to conclude these trials by June.

Later this month, the most important gastroenterology meeting of the year, Digestive Disease Week will take place in San Diego from May 19 to 22.  The meeting attracts more than 15,000 GI professionals from around the world and, as usual, Given Imaging will have a strong presence with approximately 100 podium and poster presentations featuring our products at the conference.  Among the highlights of the anticipated presentations will be sessions of ESGE Colon Capsule consensus guidelines, new data about PillCam SB’s utility in monitoring and changing treatment in Crohn’s patients and studies from our Upper GI products as well. We will be providing additional details in several press releases surrounding the meeting and I hope to see some of you at our booth.

Before turning the call over to Yuval, I’d like to say that we are confident that we will achieve our top and bottom line financial goals for fiscal 2012.

I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our financial results.

Yuval Yanai: Thanks, Homi.

In the first quarter of 2012, we achieved revenues of $41.8 million, a 5% increase compared to the same period of last year.

Homi already discussed revenue breakdown in our three operating regions. I’d like to make a comment regarding lower revenues in the APAC region in the first quarter which was primarily due to lower sales in Japan. As we move to replace Suzuken’s distribution activity by our direct sales activity, we experienced an expected slowdown in capsule sales in Q1, and we believe that we will be back on track in the second quarter.

Total PillCam SB sales increased by 4% to 56,400 capsules in the first quarter of 2012, compared to 54,200 capsules in the same period in 2011. In the Americas region, PillCam SB sales in the first quarter increased by 1% to 33,700 capsules compared to 33,400 in 2011.  PillCam SB sales in the EMEA region increased slightly to 15,100 capsules while PillCam SB sales in the APAC region grew by 32% to 7,700 capsules, from 5,900 capsules in the same period in 2011.  The increase in sales of PillCam SB resulted from a sharp increase in sales of capsules in China, but we do not expect second quarter sales to be as strong as the first.

Worldwide sales of functional diagnostics products which are GILA and Bravo increased by 28 percent to $12.6 million in the first quarter of 2012 compared to $9.8 million in the same period last year.  In the Americas region, functional diagnostics products revenue increased 36% in the first quarter of 2012 to $10 million compared to $7.3 million in the same period last year.  Functional diagnostics revenue in the EMEA region increased by 4 percent to $1.9 million, while revenue in the APAC region decreased 3 percent to $700,000.

On March 31, 2012 we had approximately 5,500 active customers of our PillCam products. An active customer is defined as one that made a purchase of PillCam capsules within the last 12 months

Gross margin on a non-GAAP basis in the first quarter of 2012 was 76.2 percent, compared to gross margin of 77.7 percent in the first quarter of 2011, due primarily to a different product and geographical mix.

Non-GAAP operating profit was $2.1 million in the first quarter of 2012, compared to $3.9 million in 2011.  The decrease was mainly due to costs associated with our investment in PillCam COLON pivotal clinical trials.  In the first quarter of 2012 we invested in clinical trials approximately $1.4 million more than in the same quarter last year.  These costs will continue as planned in the second quarter of 2012. The decrease is also attributable to the establishment of our Brazilian subsidiary at the beginning of the year and the increased headcount in Japan as part of our transition from a distribution sales model to a hybrid model.

On a GAAP basis, net income for the first quarter of 2012 was $200,000, or $0.01 per share, compared to $700,000, or $0.02 per share, in the same quarter of last year.  On a non-GAAP basis, net income for the first quarter of 2012 was $1.8 million, or $0.06 per share on a fully diluted basis, compared to $3.0 million, or $0.10 per share on a fully diluted basis in the first quarter of 2011.

Tax expenses were at the same level as in the first quarter of last year.

We generated $700,000 in cash from operating activities in the first quarter and ended the quarter with a cash balance of $105 million and a debt free balance sheet.

The reconciliation between GAAP and non-GAAP earnings is available in our first quarter press release which is posted on our website.

Moderator, you may now open the call to questions.

Operator:  Thank you. If you would like to ask a question, please do by pressing the star key followed by the digit 1 on your telephone keypad. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, please press star 1 to ask a question. And we'll pause for just a moment to allow everyone an opportunity to signal for questions.

And we'll go to Jeremy Feffer with Cantor Fitzgerald.

Jeremy Feffer:  Good morning guys, how are you?

Shamir Homi:  Hi Jeremy.

Jeremy Feffer:  First question on Japan, I just want to make sure I understand, was the decline related solely to the move to a hybrid model, or were there other things going on there?

Shamir Homi:  Yes, it's only because of that, of moving to more direct sales in Japan, and it was expected, and again, we look at Q2 and the rest of the year like a very nice recovery and very nice sales in Japan.

Jeremy Feffer:  Okay. On the ESGE guidelines, those just being published, has there been any - I know it's probably only been a month or two, have you noticed any early impacts now that your European sales force has those, you know, in their, you know, armament?

Yuval Yanai:  No, we haven't noticed anything specific. I think that the adverse effects is because of the volatile economies, we had to replace certain distributors because of the financial stability of some of them. As we said before, I think that the demand in our direct market front in Germany was strong, and we hope that our distribution market will slowly recover.

Jeremy Feffer:  Okay, and then just one more, with the U.S. trial almost done, have you decided yet if you're going to publish any preliminary results around the time you submit to the FDA?

Homi Shamir:  We will announce the data when we submit to the FDA.

Jeremy Feffer:  Okay, okay. Thank you very much.

Yuval Yanai:  Thank you, Jeremy.

Operator:  As a reminder, it is star 1 for questions today. We'll go to Bryan Brokmeier with Maxim Group.

Bryan Brokmeier:  Hi, good morning.

Yuval Yanai:  Bryan, good morning.

Bryan Brokmeier:  Did you offer a discount in China? Or why was the growth there so strong?

Yuval Yanai:  Growth was that strong because we started, or we were more successful in penetrating into China only in the second half of last year. In first quarter of last year was still in the beginning of our relationship with the domestic distributor, and therefore the number of capsules that we sold in the same quarter last year was about 1/3 of - compared to this quarter.

But it's only a matter of how relationship and penetration was developed in this country.

Homi Shamir:  But it was another effect, there, we just got by just from the end of the year we got approval for SB 2. Before that we were in SB 1, and we got also approval for C1. So we sold both SB 2 and COLON 1 to China is the first time, which could create some abnormality going forward in the next couple of quarters.

Bryan Brokmeier:  Okay. And did you have distributors build up their inventory in China? Because you said that you wouldn't expect the growth to be as strong in the second quarter as in the first quarter.

Homi Shamir:  Look, they need to train the sales force and also they train the physician, the advantages of C1 which is the COLON 1 and also SB 2, so it will take some time. It's a little bit, it's much better product, at least the SB 2 compared to the SB 1.

Bryan Brokmeier:  All right. And back to Japan, you already have the sales force hired and in place right now there?

Homi Shamir:  Yes, we have 13 people already in place.

Bryan Brokmeier:  And should the direct sales in Japan drive an increase of the average price in that country? Because I believe that Japan was typically a low price country before.

Homi Shamir:  Yes, it will drive because the price is set up, okay. But obviously because we still pay some commission to Suzuken, but we took from their role, yes we will see some modest increase in our revenue from Japan just purely because we are working directly in part of that.

Yuval Yanai:  And Bryan, just one comment, the average selling price in Japan, even if, when selling to distributor is relatively high because of the pricing situation in Japan. Therefore, just to make a correction, the selling price in Japan was not low before. It wasn't as high as it's going to be, but it wasn't low.

Bryan Brokmeier:  Okay. And in China, it is a low price, so that's...

Homi Shamir:  Yes.

Bryan Brokmeier:  ...a big reason why the average price in APAC came down, right, because of that strong growth in China?

Homi Shamir:  Absolutely.

Bryan Brokmeier:  And should we start to see any sort of stabilization of that average price in APAC, as China doesn't have as much growth and as Japan growth picks back up?

Yuval Yanai:  Yes, on an annual basis, yes. There are quarterly, you know, changes, for example, as I think I said in my speech before, that we expect China to be slower in the second quarter, Japan much stronger. It may turn, you know, to different - in the coming quarters, but on an annual basis when you average out it, we don't think that you will see any significant change in ASPs. It's only - we're talking only about quarterly fluctuations.

Bryan Brokmeier:  Okay, thanks. Then just lastly, on Sierra, you had very strong growth of Sierra revenue in the Americas. How much of that growth was in the U.S. versus in South America? And really, kind of, what drove that growth?

Homi Shamir:  Most of the growth was in the U.S.A. compared to South. South America is a small amount contribution to our total revenue in this segment. And it's really showing that the one Given solution, as we call it, and one Given sales force is making a very nice inroad.

Bryan Brokmeier:  All right, great. Thank you very much.

Operator:  And we'll go next to Sergey Vastchenok with Oppenheimer.

Sergey Vastchenok:  Hi guys. Can I get some color on the timeline for the clinical trial [inaudible] of the approval for COLON 2, please? And another question, if you're, if you feel comfortable at this stage to give a full year guidance for 2012, thank you.

Yuval Yanai:  Okay, good afternoon Sergey. Let's start with the C2. Our timeline hasn't changed since we announced it before. We still have to do some colonoscopies and therefore we intend to complete collection of the data on or before June 30, probably before. And then we will need a few months to prepare the submission.

And if results are according to expectations, then we will file it with the FDA, you know, sometime in the beginning of fourth quarter, maybe before that, it all depends on the, how long it will take to calculate and the quality of the results.

Sergey Vastchenok:  And regards to the guidance?

Yuval Yanai:  Yes, well guidance, we haven't changed the guidance. We don't see any reason to make any change. We have just provided guidance about 2-1/2 months ago, and as Homi said, this quarter, although slightly under the analysts' expectation, is according to our internal plan, so we don't see any need to make any change.

Sergey Vastchenok:  Okay, neither on top line nor on bottom line?

Homi Shamir:  None.

Yuval Yanai:  Correct.

Sergey Vastchenok:  Thank you.

Homi Shamir:  Thank you.

Operator:  Now I would like to turn the conference back over to Mr. Shamir for any additional or closing remarks.

Homi Shamir:  Thanks again for joining us today. We look forward to see those of you attending DDW in two weeks. Thank you.

Operator:  This does conclude today's conference. Thank you for your participation.

END